15046488

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2015 WASH., D.C. 201

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8 - 47186 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**MFR Securities, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**675 Third Avenue, Suite 1129**
(No. and Street)

| New York | New York | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**George Ramirez** **(212) 416-5036**
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Reynolds & Rowella, LLP**
(Name -- *if individual, state last, first, middle name* )

| 51 Locust Avenue - Suite 303 | New Canaan | CT | 06840 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KW* 3/2/15

# OATH OR AFFIRMATION

I, George Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MFR Securities, Inc., as of December 31 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GIANNA M. GELCI
Notary Public, State of New York
No. 01-4955956
Qualified in New York County
Commission Expires July 5, ~~19~~ 2018

Gianna M. Gelci
Notary Public

Signature

President / CSO
Title

BEFORE ME APPEARED GEORGE RAMIREZ ON THIS 19 TH DAY OF FEBRUARY 2015.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

# MFR Securities, Inc.
# Statement of Financial Condition
# December 31, 2014

# MFR Securities, Inc.
# Index to Financial Statement
# December 31, 2014

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

*Partners:*
Thomas F. Reynolds, CPA ♦ Frank A. Rowella, Jr., CPA ♦ Steven I. Risbridger, CPA ♦ Scott D. Crane, CPA ♦ Ben Maini, CPA ♦ Dan Harris, CPA

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder of
MFR Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of MFR Securities, Inc. (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of MFR Securities, Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2015



90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

# MFR Securities, Inc.
## Statement of Financial Condition
## As of December 31, 2014

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 5,003,545 |
| Commissions receivable | 36,579 |
| Due from clearing organization | 294,885 |
| Investment, at fair value | 14,388 |
| Prepaid expenses and other assets | 65,620 |
| Security deposit | 61,769 |
| Office furniture and equipment, net | 34,312 |
| **Total Assets** | $ 5,511,098 |
| | |
| **Liabilities and Shareholder's Equity** | |
| **Liabilities** | |
| Accounts payable, accrued expenses and other liabilities | $ 53,930 |
| Employee commissions payable | 268,680 |
| Income taxes payable | 15,939 |
| Deferred rent | 51,178 |
| Total Liabilities | 389,727 |
| | |
| **Shareholder's Equity** | |
| Common stock, no par value, 200 shares authorized, 100 issued, and outstanding | 2,000 |
| Additional paid in capital | 3,742,242 |
| Retained earnings | 1,377,129 |
| Total Shareholder's Equity | 5,121,371 |
| | |
| **Total Liabilities and Shareholder's Equity** | $ 5,511,098 |

See accompanying notes to financial statement.

## 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

MFR Securities, Inc. (the "Company"), a wholly-owned subsidiary of Maria Fiorini Ramirez, Inc. (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in riskless principal transactions and providing investment banking services.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due from Clearing Organization

Due from clearing organization includes a clearing deposit of $128,525 the Company maintains with its clearing broker. The required deposit is $100,000. As of December 31, 2014, the remaining receivable of $166,360 represents cash maintained by the Company with its clearing broker to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization.

Commissions Receivable

Commissions receivable represent amounts due to the Company for the distribution of commercial paper and Yankee certificates of deposit from the issuers of these securities.

Restricted Investment

The Company maintained a certificate of deposit in the amount of $82,355 to be used as a deposit on its New York office lease. The certificate of deposit matured in July 2014. As of December 31, 2014, the Company had no restricted investments.

Office Furniture and Equipment

Office furniture and equipment is stated at cost less accumulated depreciation and amortization. The Company calculates depreciation using the straight-line method over an estimated useful life of 5 to 7 years.

Office furniture and equipment at cost and accumulated depreciation was $130,570 and $96,258 respectively, with a net book value of $34,312 at December 31, 2014.

Income Taxes

The Company files a consolidated federal income tax return with its Parent and combined state and local tax returns. Effective January 1, 2007 the Company was granted S corporation status for federal and New York State income taxes. All federal and New York state income taxes owed by the Company are the responsibility of the Parent. The Company is responsible for New York City income taxes.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2011 through 2014 tax years are open for examination by the federal, state and local tax authorities.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date.

The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

*Level 1* – Quoted prices in active markets for identical assets or liabilities.

*Level 2* – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

*Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value:

*Money Market*

Valued using amortized cost.

*Common Stock*

The fair value of equity securities is the market value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments are used for trading purposes. Gains and losses are recorded in earnings.

## 2. Fair Value of Investments

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of fair value hierarchy consisted of the following as of December 31, 2014:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Money markets | $ 4,732,473 | $ - | $ - | $ 4,732,473 |
| Common stock | 14,388 | - | - | 14,388 |
| Total | $ 4,746,861 | $ - | $ - | $ 4,746,861 |

The Company's money market investments and common stock are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices derived from active markets. The money market investments are included in cash and cash equivalents. The Company's investment in a certificate of deposit is classified within Level 2 of the fair value hierarchy because it is valued using a quoted price in a market that is not active; or using other significant inputs that are observable or can be corroborated by observable market data.

**3. Operating Leases**

The Company leases office space under operating leases in New York and California.

The future minimum annual lease payments at December 31, 2014 were as follows:

| | |
|---|---|
| 2015 | $ 328,321 |
| 2016 | 267,517 |
| Total | $ 595,838 |

**4. Net Capital and Aggregate Indebtedness Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2014, the Company's net capital balance as defined by SEC Rule 15c3-1 was $4,920,929, which exceeded the minimum requirement of $100,000. At December 31, 2014, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.08 to 1.0.

**5. Rule 15c3-3 Exemption**

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing agent, and promptly transmits all customer funds and securities to the clearing agent who carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing agent.

## 6. Concentration of Credit Risk

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

## 7. Contingencies

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully-disclosed basis. Therefore, all customer account balances and positions are carried on the books of the clearing organization. The Company has agreed to indemnify the clearing broker for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. The clearing deposit of $128,525 is pursuant to this agreement and is included in due from clearing organization.

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

*Partners:*

Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholder
of MFR Securities, Inc.
New York, New York

We have reviewed management's statements, included in the accompanying MFR Securities, Inc.'s Exemption Report, in which (1) MFR Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MFR Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MFR Securities, Inc. stated that the MFR Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MFR Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the MFR Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

New Canaan, Connecticut
February 24, 2015

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191

Fax: (203) 431-3570
www.reynoldsrowella.com

MFR Securities, Inc.
FINRA, SIPC, MSRB Member
675 Third Avenue, Suite 1129, New York, NY 10017
Tel. 212.416.5000
Fax. 212.385.1860

MFR Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

MFR Securities, Inc.

I, George Ramirez, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Executive Officer

February 11, 2015